Mail Stop 6010					June 15, 2005

Brian T. McGee, Vice President
Lexar Media, Inc.
47300 Bayside Parkway
Fremont CA 94538

	Re:	Lexar Media, Inc.
		Registration Statement on Form S-3
		Filed May 24, 2005
		File No. 333-125187

Dear Mr. McGee :

      We have limited our review of your filing to those issues we have addressed in our comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

	The Staff issued comments on your Form 10-K by letter dated
June
10, 2005. The comments on the Form 10-K will need to be resolved prior to acting upon any request for acceleration of effectiveness of this Form S-3.



      ****************



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions on financial statements comments please telephone Jule Sherman at 202-551-3640 or Angela Crane at 202-
551-3554. Please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3800 on any other matters regarding your filing.

      Sincerely,



							Russell Mancuso
      Branch Chief

cc:	Dennis R. DeBroeck - Via Facsimile
	(650) 938-5200

Brian T. McGee, Vice President
Lexar Media, Inc.
June 15, 2005
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